

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Stefan J. Murry
Chief Financial Officer
APPLIED OPTOELECTRONICS, INC.
13139 Jess Pirtle Blvd
Sugarland, TX 77478

Re: APPLIED OPTOELECTRONICS, INC.
Form 10-Q for the quarter ended September 30, 2019
Exhibit No. 10.1
Filed November 7, 2019
File No. 001-36083

Dear Mr. Murry:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance